Filed by ActivCard Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934

Subject Company: ActivCard S.A.

Commission File No. 005-61125

Date: May 17, 2003

ActivCard Corp. Announces Intent to Pursue Follow-On Exchange Offer For Minority Shareholders of ActivCard S.A.

Friday May 16, 8:00 pm ET

Company Also Terminates Previously Announced Intent to Re-Purchase Minority Interest by Cash Tender Offer

FREMONT, Calif., May 16 — ActivCard Corp. (Nasdaq: ACTI; Nasdaq Europe: ACTI) today announced its intention to launch a follow-on exchange offer for the purpose of reducing the interest held by minority shareholders in ActivCard S.A., a majority-owned subsidiary of ActivCard Corp. This exchange program will give the ActivCard S.A. security holders who failed to validly tender their securities in the initial public exchange offer, which closed on February 3, 2003, the opportunity to exchange remaining ActivCard S.A. securities into shares of the publicly-listed ActivCard Corp. Further, a reduction in the number of shareholders of ActivCard S.A. will reduce the administrative burden and related cost of filing duplicative periodic and current reports with the Securities Exchange Commission (SEC) pursuant to the Exchange Act for each of ActivCard Corp. and ActivCard S.A.

Additional information pertaining to the launch of the exchange offer will be included in an S-4 Registration Statement to be filed pursuant to the Securities Act of 1993 with the SEC in the following weeks.

In light of ActivCard Corp.’s intent to launch a follow-on exchange offer, ActivCard S.A. announced the termination of its previously announced intention to re-purchase non-tendered shares of ActivCard S.A. in a cash tender offer.

This press release is for informational purposes only and is not an offer to buy or exchange securities or the solicitation of an offer to sell or exchange any securities of ActivCard S.A. or ActivCard Corp. The solicitation of offers to exchange securities will only be made pursuant to a tender offer statement (including an offer to purchase, the related form of acceptance and letter of transmittal and other offer documents), which will be delivered to all of the holders of common shares and ADSs of ActivCard S.A., at no expense to them. The tender offer statement (including an offer to exchange, the related form of acceptance and letter of transmittal and other offer documents) to be filed with the U.S. Securities and Exchange Commission will be also available for no charge from ActivCard and at the SEC’s web site at www.sec.gov. We urge investors to read these documents because they will contain important information regarding ActivCard and the tender offer.

About ActivCard

ActivCard®, www.activcard.com, is the leader in IDentity Management (IDM) software for remote access, secure sign-on and digital ID card solutions. Our scalable IDM and strong authentication solutions are trusted by organizations — from enterprise to governments around the world. ActivCard IDM systems deliver maximum Return On Identity(TM) (ROI) through increased security, reduced cost, and user convenience. The modular product design allows our customers to add capabilities as required, preserving their investment.

NOTE: ActivCard is a registered trademark and ActivCard Return on Identity is a trademark of ActivCard in the United States and/or other countries. All other trademarks are the property of their respective owners in the United States and/or other countries.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks associated with the intended tender offer and risks identified in the company’s filings with the SEC. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.